April 23, 2012

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

RE:          Iron Mountain Incorporated (the “Company”)

Form 10-K for the year ended December 31, 2011 (the “Form 10-K”)

Filed February 28, 2012

File No. 001-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of April 10, 2012.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Note 7. Income Taxes, page 120

1.                                      We note your disclosure that you have not recorded deferred taxes on book over tax outside basis differences related to certain foreign subsidiaries because such basis differences are not expected to reverse in the foreseeable future and you intend to reinvest indefinitely outside the U.S.  Please revise the notes to the financial statements to disclose the amount of undistributed earnings of your foreign subsidiaries as required by ASC 740-30-50.

RESPONSE:

1.                                       In our Quarterly Report on Form 10-Q for the quarter ending March 31, 2012, and in accordance with ASC 740-30-50, we will revise our disclosure as follows:

“We have not recorded deferred taxes on book over tax outside basis differences related to certain foreign subsidiaries because such basis differences are not expected to reverse in the foreseeable future and we intend to reinvest indefinitely outside the U.S. These basis differences arose primarily through the undistributed book earnings of our foreign subsidiaries. The basis differences could be reversed through a sale of the subsidiaries, each of which would result in an increase in our provision for income taxes.  ~~It is not practicable to calculate the amount of such basis differences~~ As of March 31, 2012, we had approximately $XX,XXX of undistributed earnings within our foreign subsidiaries.”

Note 8. Quarterly Results of Operations (Unaudited), page 125

2.                                      Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the sale of the Digital Business in the second quarter of 2011, and the impairment of your Western Europe’s reporting unit goodwill in the third quarter of 2011. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

RESPONSE:

2.                                       We acknowledge the requirements of Item 302(a)(3) and in future filings we will provide a discussion of unusual or infrequent items effecting our quarterly results of operations. We respectfully note that our Form 10-K for the year ended December 31, 2011 included extensive discussion of the sale of our Digital Business and the Western Europe goodwill impairment, including disclosure of the periods in which these events occurred. We included a discussion of the sale of our Digital Business in footnote 1 (page 79) and footnote 14 (pages 136-140) to Notes to Consolidated Financial Statements. The sale of our Digital Business was also discussed within the Overview (pages 29-30), Income (Loss) from Discontinued Operations and Gain (Loss) on Sale of Discontinued Operations (pages 54-55) and Liquidity and Capital Resources (page 63) sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations. We included a discussion of the Western Europe goodwill impairment in footnote 2.g. (page 84) to Notes to Consolidated Financial Statements. The Western Europe goodwill impairment was also discussed within Item 6. Selected Financial Data (page 29), as well as the Overview (page 31), Critical Accounting Policies (page 38) and Intangible Impairments (page 50) sections of Management’s Discussion & Analysis of Financial Condition and Results of Operations.  Accordingly, we believe readers of our financial statements were adequately informed of these events in the context of the financial statements taken as a whole.

Note 10. Commitments and Contingencies, page 130

(h) Government Contract Billing Matter, page 133

3.                                      We note your disclosure that in June 2011 you voluntarily disclosed the potential non-compliance in your government contract billing to the GSA and OIG and you continue to review this matter and will provide GSA and OIG with the proposed pricing adjustment to be refunded.  In light of the fact that it appears that this matter has not been settled and you disclose that GSA and OIG may not agree with your determination of the refund amount, please explain to us how you determined the amounts to be recorded as corrections of an error in the statements of operations for the years ended December 31, 2010 and 2009 as disclosed in Note 2(y).  As part of your response, please tell us and disclose in Note 2(y) in future filings, how you will account for any additional adjustments that may result from the discussions with GSA and OIG.

RESPONSE:

3.                                       We quantified the amount of original billings to customers under the GSA contract for each year in which a price reductions clause triggering sale occurred (“Price Reduction”). The amount of original billings by year is as follows (in thousands):

Fiscal Year	Original Amount Billed
2011	$11,254
2010	10,644
2009	8,494
2008	6,507
2007	3,908
2006	906
Total	$41,713

In order to quantify our estimate of the amount of Price Reduction owed the GSA, we undertook an extensive process utilizing internal and third party resources. We analyzed the billings (and associated pricing) to commercial customers during the GSA contract period in comparison to the pricing billed to customers under the GSA contract. The analysis included a detailed review of pricing at the individual product or service code level (e.g. box records storage, data protection tape storage, transportation) for thousands of customers. Our analysis of pricing, which involved our accounting and finance group, our in-house legal department and external legal and accounting consultants, was conducted throughout the latter part of fiscal year 2011 and into fiscal year 2012. Management’s estimate was based upon all available information at the time of the Form 10-K filing and work is ongoing to finalize the disclosure to the OIG and GSA. Based on this analysis and our judgment related to reaching agreement on a settlement with the OIG and GSA, we estimated the amount of our total exposure for overbilling of customers under the GSA contract as a result of not appropriately applying the Price Reductions.

We are cognizant of the complicated nature of the analysis and judgments applied to date and the possibility that circumstances may arise which would necessitate an adjustment to our current estimate of the Price Reduction amount as a result of a refinement in the estimate or a different interpretation by the GSA. Should it be determined that an adjustment is necessary in a future period, we will assess, at that time, whether the adjustment is a result of a change in estimate or the correction of an error and the accounting and disclosure will be assessed accordingly.

Note 14. Discontinued Operations Digital Operations, page 136

4.                                      We note your disclosure that you and Autonomy are in disagreement regarding the working capital adjustment in the Digital Sale Agreement. Please tell us and disclose in the notes to the financial statements how you will account for any changes in the working capital adjustment in your financial statements.

RESPONSE:

4.                                       In future filings, any change in the estimated amount of working capital will be disclosed in the notes to the financial statements and recorded within Gain (Loss) on Sale of Discontinued Operations, Net of Tax in our consolidated statement of operations. Additionally, we would like to inform the Staff that we accrued our best estimate of the amount of working capital adjustment associated with the Digital Sale that is owed to Autonomy, which amount was reflected as a reduction to the Gain (Loss) on Sale of Discontinued Operations, Net of Tax in our consolidated statement of operations as of December 31, 2011.

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As requested, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-2767.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Brian P. McKeon
Brian P. McKeon
Executive Vice President and Chief Financial Officer